VIA EDGAR

September 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Cara Wirth
Dietrich King
Aamira Chaudhry
Lyn Shenk

Re:	IWAC Holding Co Inc.
Registration Statement on Form S-4 Filed July 29, 2025
CIK No. 0002033522

Ladies and Gentlemen:

IWAC Holding Co Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2025 relating to the Registration Statement on Form S-4, filed by the Company with the Commission on July 29, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement. This letter will be filed concurrently with the filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form S-4 Filed July 29, 2025

Proposal Two -- Domesticaiton Proposal, page 101

1.	We note your response to prior comment 3; however it does not appear that you have included the securities to be registered in connection with the Domestication Proposal on the Filing Fee Table filed as Exhibit 107. Please revise.

Response: In response to the Staff’s comment, we have revised the Filing Fee Table filed as Exhibit 107 to disclose the Domestication and to note that all securities being registered will be issued following the Domestication by Btab Ecommerce Holdings, Inc. (“Pubco”), the continuing entity following the Business Combination described in the joint proxy statement/information statement/prospectus (the “Business Combination”). The Domestication is a predicate to the Business Combination and is part of the a single transaction; the only securities to be issued to securityholders in connection with the Business Combination will be securities of Pubco. Under no circumstances will the Domesticated entity’s shares be traded or transferred by former IWAC securityholders unless the Business Combination is consummated. As the staff is aware, most special purpose acquisition companies (“SPACs”) have, in the past few years, been incorporated in non-U.S jurisdictions, and it has become standard for many SPACs to domesticate into the U.S. in connection with a business combination. The redomestication is an integral element of the business combination. We would be pleased to provide the staff with precedent examples of fee tables providing disclosure consistent with the disclosure we propose to provide.

Description of Negotiations with Btab, page 117

2.	We note your response to prior comment 9. Please revise the prospectus to include your response, specifically that the LOI was signed before the conflict was disclosed. Please provide this information in a related Question and Answer as well.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages xiv and 129 of Amendment No. 1.

Sponsor Handover, page 119

3.	We note your amended disclosure in response to prior comment 6. Please revise to quantify the amounts discussed here.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 2, 120 - 121, 128, 242 - 243 and 257 of Amendment No. 1.

Recommendation of the Board and Reasons for the Business Combination, page 120

4.	We note your amended disclosure in response to prior comment 10. Please revise to state that Mr. Lau voted on the transaction while serving as the Chair of the IWAC Board and simultaneously Chief Executive Officer of Btab.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages xiv and 129 of Amendment No. 1.

Comparable Company Analysis, page 149

5.	We note your amended disclosure in response to prior comment 17, including your references to certain schedules that The Mentor Group relied upon. However, it does not appear that the content of these schedules are available in this section or Annex G, which contains the Fairness Opinion of the Mentor Group. Please revise to provide such schedules.

Response: In response to the Staff’s comment, the Company has amended Annex G to Amendment No. 1 to include the referenced schedules.

Btab's Business, page 189

6.	We note your response to prior comment 18 and we reissue our comment. We note you discuss certain measures or amounts as of fiscal year 2023. For example, on page 189 you state "[o]ur Australia Third-Party Produced Furniture and Home Goods segment, representing approximately 17% of our Fiscal 2023 net revenues, and primarily consists of sales of furniture and home goods products produced by third party suppliers through T E Wang Pty Ltd (“TE”)." You also discuss certain industry information as of 2023 such as on page 190 you state, "[i]n 2023, Hong Kong imported $24 billion in food and agricultural products, including $1.69 billion from the United States (USDA)." Please revise here and throughout the filing to update for fiscal year 2024, as applicable.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 212 of Amendment No. 1.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Jessica Yuan at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Matthew Malriat

Matthew Malriat, Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP